Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (1)

	Three Months Ended March 31, 2018	Year Ended December 31,
		2017	2016	2015	2014	2013
	(in thousands, except ratios)
Earnings
Pre-tax income (loss)	$(156,458)	$134,575	$84,627	$37,102	$(18,265)	$(153,400)
Add: dividends received from equity investees	—	719	335	444	681	707
Less: noncontrolling interest income	(396)	(2,951)	(3,283)	(2,325)	(1,370)	(2,219)
Less: income (loss) from equity investees	208	(542)	(393)	(807)	(270)	(954)
	(156,646)	131,801	81,286	34,414	(19,224)	(155,866)

Fixed charges:(2)
Interest expense, gross(3)	15,504	13,845	13,521	14,669	15,078	14,041
Interest portion of rent expense	2,341	5,096	4,958	5,405	6,832	6,651

a) Fixed charges	17,845	18,941	18,479	20,074	21,910	20,692

b) Earnings for ratio(4)	$(138,801)	$150,742	$99,765	$54,488	$2,686	$(135,174)

Ratios:
Earnings to fixed charges (b/a)(5)	N/A	8.0	5.4	2.7	N/A	N/A

Deficit of earnings to fixed charges	$(156,646)	N/A	N/A	N/A	$(19,224)	$(155,866)

(1)
We had no preferred stock outstanding for any period presented and accordingly our ratio of earnings to combined fixed charges and preferred stock dividends is the same as our ratio of earnings to fixed charges for all periods presented.

(2)	Fixed charges consist of interest on indebtedness and amortization of debt issuance costs plus that portion of lease rental expense representative of the interest factor.

(3)	Interest expense, gross, includes amortization of prepaid debt fees.

(4)
Earnings for ratio consists of income (loss) from continuing operations before income taxes, plus dividends received from equity method investments, less income from equity investees, less income attributable to noncontrolling interests.

(5)	Earnings to fixed charges ratio is not calculated for years with a Deficit of earnings to fixed charges amount as the ratio is less than 1:1.